FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: “Syngenta Half Year Results 2009”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, July 24, 2009

Half Year Results 2009

First half resilience: higher prices, successful risk management

•	Sales $6.7 billion: up 2 percent CER(1), 9 percent lower as reported

•	Crop Protection sales up 1 percent(1) at $5.0 billion

•	Seeds sales up 7 percent(1) to $1.7 billion

•	EBITDA $2.0 billion, up 4 percent CER

•	Earnings per share(2) $15.18, 8 percent lower

•	Earnings per share $14.78 after restructuring and impairment

	Reported Financial Highlights			Excluding Restructuring, Impairment
	H1 2009 $m	H1 2008 $m	Actual %	H1 2009 $m	H1 2008 $m	Actual %	CER(1) %
Sales	6,655	7,295	- 9	6,655	7,295	- 9	+2
Net Income(3)	1,385	1,519	- 9	1,423	1,576	- 10
Earnings per share	$14.78	$15.93	- 7	$15.18	$16.53	- 8

Mike Mack, Chief Executive Officer, said:

“In the first half of 2009 Syngenta achieved further underlying sales growth following an exceptional year in 2008.  This performance, in the context of rigorous credit management in emerging markets and generally adverse weather conditions in the second quarter, attests to the strength of our portfolio and our leading market positions.  Price increases offset lower volumes and higher raw material costs, although significant currency movements impacted reported earnings.  In Crop Protection, the achievement of our target for price increases across the business clearly demonstrates the value which our products offer to growers.  In Seeds, we saw growth across all product lines led by Corn & Soybean, where the investments of recent years are increasingly apparent in the quality of our technology.  Seeds profitability improved noticeably in the first half and we are firmly on track to meet our target of a 15 percent EBITDA margin for this business in 2011.

“We continue to make significant investments in order to secure the long term growth of our business.  We have expanded our R&D network and are engaging in a number of collaborations and cross-licensing agreements which will enable us to leverage our unique technology platforms.  Our capacity expansion program for key Crop Protection compounds is well underway and will reinforce our competitive strength in high margin segments.  Our investments are underpinned by a strong balance sheet, sustained by the prudent management of our business in this year’s uncertain economic environment.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(3)	Net income to shareholders of Syngenta AG.

Financial Performance 1st Half 2009

Sales $6.7 billion

Sales at constant exchange rates (CER) increased by two percent driven by higher pricing across all product lines.  Crop Protection sales* rose by one percent (CER) and Seeds sales by seven percent (CER).  Reported sales in US dollars were nine percent lower owing to currency movements.

EBITDA margin 30.5 percent

EBITDA was $2.0 billion, an increase of four percent (CER).  Profitability improved in Seeds, while in Crop Protection price increases more than offset higher raw material costs related to the oil price escalation in 2008.  Operational efficiency savings were supplemented by strong cost control enabling further investment in R&D.  The underlying improvement in profitability was masked by the appreciation of the dollar, which had a negative impact on EBITDA of $349 million.

Earnings per share $15.18

Price increases across the business offset the impact of lower volume and higher raw material costs.  An eight percent decline in earnings per share excluding restructuring and impairment was due to currency movements.  After charges for restructuring and impairment, earnings per share were $14.78 (2008: $15.93).

Business Highlights

Crop Protection

In the first half of 2009, Syngenta continued to demonstrate price leadership, achieving an overall increase of seven percent, ahead of target.  Excluding glyphosate, prices were up by eight percent.  Sales volume was affected by a late start to the season caused by unfavorable weather.  In a number of emerging markets, we deliberately reduced volume to take account of higher levels of risk.

These risk management measures had a marked impact in Eastern Europe, Africa and the Middle East.  Sales in Western Europe were slightly up with a strong performance in France following new product registrations.  NAFTA showed robust sales following an exceptional performance in 2008, with price realization augmented by strong volume growth in Canada.  Sales in Latin America, where the main season takes place in the second half, were lower due to drought in Argentina and southern Brazil, and to risk management.  In Asia-Pacific, the farm economy has proved resilient to the global economic crisis and sales continued to grow strongly across the region.

Product line growth was led by Selective Herbicides, with strong growth in cereal herbicides and a resurgence in demand for soybean herbicides in the USA as a consequence of increased acreage and weed resistance.  Non-selective Herbicides also performed well, with positive contributions from both REGLONE® and TOUCHDOWN®.  Accounting for seven percent of Crop Protection sales, TOUCHDOWN® showed modest growth in both volume and price, with pressures in the US glyphosate market apparent only towards the end of the period.  Both Fungicides and Insecticides were particularly affected by the risk management measures taken in Latin America.  In the Northern hemisphere, fungicide usage was reduced owing to lower cereals acreage and adverse weather.  Seed Care sales continued to grow strongly driven by CRUISER®.

In the non-agricultural Professional Products businesses, the effects of the economic downturn were clearly apparent in the golf course and professional horticulture segments, where customers purchased more cautiously.

*   Crop Protection sales include $26 million of inter-segment sales.

Syngenta -- July 24, 2009 / Page 2 of 31

New products: Sales of new products (defined as those launched since 2006) increased by 28 percent (CER) to $241 million.  AXIAL® continued to grow strongly particularly in Canada.  The roll-out of REVUS® and DURIVO® in new markets augmented underlying growth.

R&D pipeline: The combined peak sales potential of our Crop Protection pipeline is in excess of $2 billion.  We have several new products in late development including INVINSA™, a unique product for crop stress protection in field crops; isopyrazam (520), a broad spectrum cereal fungicide; sedaxane (524), a seed treatment fungicide; and bicyclopyrone (449), a new herbicide for corn and sugar cane.

EBITDA increased by one percent (CER) to $1.7 billion with a margin (CER) of 36.6 percent (2008: 36.3 percent).

Seeds

Seeds growth was driven by price increases of 11 percent, which reflected ongoing increases in the value of the portfolio and more than offset the impact of higher grower costs.

Performance was led by Corn & Soybean, with growth in both NAFTA and Asia more than offsetting the impact of risk management and lower corn acreage in Eastern Europe and Latin America.  In the USA, although the market was characterized by delayed planting decisions and acreage uncertainty, sales of our triple stack corn seed AGRISURE® 3000 GT showed a significant advance.  Further advances in portfolio quality will be achieved through stepping up combination of our proprietary traits with elite germplasm.

Diverse Field Crops showed solid growth across the business.  Our risk management measures in Eastern Europe resulted in improved collections, allowing the expansion of sunflower sales in the second quarter in a market moving towards higher quality hybrids.  In the USA sales of glyphosate-tolerant sugar beet continued to increase following its successful launch last year.

Vegetables & Flowers:  Growth in Vegetables reflected the ongoing expansion of high value products such as peppers where the portfolio has been enhanced both through acquisitions and through in-house marker assisted breeding success.  Flowers growth was due to the consolidation of Goldsmith Seeds Inc. and Yoder, with the underlying business affected by the downturn in consumer purchasing.

R&D pipeline: In February Syngenta received EPA approval for two insecticidal trait stacks containing its Agrisure Viptera™ trait.  Agrisure Viptera™ controls a broad spectrum of lepidopteran corn pests and is awaiting USDA approval which would allow an initial launch by the end of the year.

In April, Syngenta and Dow AgroSciences announced an agreement to cross-license their respective corn traits for commercialization within their branded seed businesses.  The agreement will allow Syngenta, from 2011, to offer its US customers multiple modes of action targeting refuge reduction and improved efficacy.

Syngenta’s corn and soybean pipelines contain a number of other products including input, output and agronomic traits, with a combined peak sales potential of around $2 billion.

EBITDA of $314 million, up 31 percent (CER), was driven by portfolio transformation and the leverage of R&D and marketing expenditure.  The EBITDA margin (CER) improved to 19.2 percent (2008: 15.6 percent) and is on track to reach the full year target of 15 percent in 2011.

Syngenta -- July 24, 2009 / Page 3 of 31

Net financial expense

Net financial expense at $46 million was slightly higher compared with the first half of 2008 ($37 million).

Taxation

The underlying tax rate for the period was 19 percent, in line with the rate for the full year 2008.  A similar rate is expected for the full year 2009.  The expected tax rate over the medium term is in the low to mid-twenties.

Cash flow

Free cash flow was $79 million (2008: $240 million).  Fixed capital expenditure of $283 million (2008: $168 million) reflected spending under the capacity expansion program for key active ingredients announced in 2008.  Average trade working capital as a percentage of sales was 40 percent (2008: 36 percent) as inventories increased compared with an exceptionally low level in 2008.  Ongoing strong receivables management and business seasonality are expected to lead to significant free cash flow in the second half.

Cash return to shareholders

A dividend of CHF 6.00 per share (2008: CHF 4.80) was paid in the second quarter, representing a total payout of $491 million.

Outlook

Mike Mack, Chief Executive Officer, said:

“I am pleased with the resilience of the company’s first half performance in the face of currency and raw material headwinds and the second quarter impact of a late spring.  We maintained our focus on rigorous risk management throughout the period in order to preserve balance sheet quality.  For the full year, achieving earnings growth has become more challenging.  However, in the second half currency and raw material trends are more favorable and, assuming current supportive conditions in Latin America continue, we are targeting full year earnings per share* close to the record level achieved in 2008.

“We look ahead with confidence.  The fundamental drivers for our industry are unchanged, and we expect the need for increased global food production to result in ongoing demand growth, which our broad portfolio is uniquely placed to capture.”

* Fully diluted, excluding restructuring and impairment

Syngenta -- July 24, 2009 / Page 4 of 31

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Selective Herbicides	1,615	1,679	- 4	+8	814	904	- 10	+1
Non-selective Herbicides	691	739	- 6	+3	362	434	- 17	- 9
Fungicides	1,356	1,649	- 18	- 7	634	873	- 27	- 18
Insecticides	673	779	- 14	- 3	318	375	- 15	- 6
Seed Care	392	388	+1	+10	135	135	-	+10
Professional Products	225	289	- 22	- 18	115	143	- 20	- 16
Others	48	31	+53	+68	37	16	+123	+147
Total	5,000	5,554	- 10	+1	2,415	2,880	-16	-7

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP ® MAGNUM,  FUSILADE®MAX, TOPIK ®

Sales were up on broad-based price increases reflecting Syngenta’s leading global position in selective herbicides.  Growth was led by AXIAL® and TOPIK® with both products performing strongly on cereals in North America.  In the USA, increased soybean acreage and weed resistance resulted in renewed demand for soybean herbicides.

Non-selective Herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Higher non-selective herbicide sales reflected continuing demand growth in NAFTA.  Growth was led by TOUCHDOWN®, with volume increases due to increasing glyphosate-tolerant acres and minimum tillage practices accompanied by further price realization in the USA and Canada.  In its second year, HALEX® demonstrated continued success in the USA as a differentiator in the TOUCHDOWN® range.  Sales of REGLONE® also increased in Canada and Western Europe.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicide sales were lower as a result of challenging market conditions including drought in Latin America and reduced wheat acreage in Europe and the USA.  Sales were further constrained by emerging market risk management and by supply shortages in advance of new capacity coming on-stream.  Price increases across the fungicide portfolio partially offset volume declines and illustrated the yield-enhancing value of the company’s technology.  REVUS® sales increased significantly with successful launches in new markets, notably France and Italy.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Reduced pest pressure in Latin America and Western Europe together with risk management measures in emerging markets resulted in lower insecticide sales.  KARATE® sales declined as a result of dry weather in Northern Europe and Latin America.  Sales of FORCE® increased as sales declines in the USA were more than offset by increasing corn rootworm pressure in Western Europe.  In Asia Pacific, sales of insecticides increased significantly supported by the successful roll-out of DURIVO®.

Syngenta -- July 24, 2009 / Page 5 of 31

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Sales continued to increase globally.  CRUISER® sales increased significantly with double-digit growth in all regions.  In NAFTA, sales increased on higher soybean acres, the launch of CRUISER MAXX® on soybean in Canada and increased sales to Pioneer Hi-Bred.  In Europe, CRUISER® benefited from a registration in France in late 2008.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

The economic environment had an adverse impact on sales of the non-agricultural businesses.  A reduction in consumer spending and a shift to just-in-time purchasing by retailers resulted in lower sales in the Lawn & Garden and home care markets.  FAFARD® sales were further affected by increased risk management activities.

	1st Half		Growth		2nd Quarter		Growth
Crop Protection by region	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Europe, Africa, Mid. East	1,810	2,250	- 20	- 3	823	1,134	- 27	- 12
NAFTA	1,882	1,850	+2	+9	989	1,060	- 7	- 1
Latin America	550	698	- 21	- 21	262	318	- 18	- 18
Asia Pacific	758	756	-	+12	341	368	- 7	+2
Total	5,000	5,554	- 10	+1	2,415	2,880	- 16	- 7

Europe, Africa and Middle East sales were slightly lower reflecting risk management and reduced grower liquidity in Eastern Europe. In Western Europe sales were unchanged despite unfavorable weather in the second quarter.  In France, sales increased significantly led by CRUISER®.

In NAFTA, sales increased owing to our leading market position which supported broad-based price increases across the portfolio.  Significant growth was recorded in Canada and Mexico due to portfolio expansion as well as the strong performance of established brands.  In the USA, price increases more than offset volume declines attributable to delayed corn plantings.

Latin America sales were lower in a challenging market environment reinforcing the importance of effective risk management.  Drought in Argentina and southern Brazil, as well as lower Brazilian corn acreage in the smaller second season, resulted in reduced applications.

In Asia Pacific, growth was broad-based as increases were recorded across the region and notably in South Korea and Vietnam.  Adequate access to liquidity enabled growers to continue investing in technology.  Growth in the region was supplemented by new product launches including the successful expansion of DURIVO®.

Syngenta -- July 24, 2009 / Page 6 of 31

Seeds

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Corn & Soybean	843	814	+4	+10	213	194	+10	+19
Diverse Field Crops	304	353	- 14	+7	155	151	+2	+25
Vegetables & Flowers	529	572	- 8	+2	254	267	- 5	+4
Total	1,676	1,739	- 4	+7	622	612	+2	+14

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales increased in all regions with the exception of Latin America, where lower corn acreage and a delayed season in Argentina reduced sales.  In NAFTA and Europe, sales were higher due to significant price increases demonstrating ongoing strengthening of the technology offer.  Triple stack corn under the AGRISURE® 3000 GT brand grew significantly as a proportion of the US corn portfolio.  In Asia Pacific, corn sales showed strong growth, notably in India and ASEAN countries.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crops showed solid growth across the business, driven primarily by higher pricing.  In Eastern Europe, a slow start to the selling season due to credit conditions was more than offset by strong second quarter growth.  In the USA, sales of glyphosate-tolerant sugar beet increased further, building on the successful 2008 launch.

Vegetables & Flowers: major brands, DULCINEA®,ROGERS®, S&G®, Zeraim Gedera;  Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

Sales growth in Vegetables reflected continuing demand for high quality vegetables, with higher prices and strong volume growth in the emerging markets of Latin America and Asia Pacific.  In Flowers, sales growth was due to the acquisition of Goldsmith and Yoder in the fourth quarter of 2008.  Excluding the impact of the acquisitions, sales in Flowers declined as a result of reduced consumer spending.

	1st Half		Growth		2nd Quarter		Growth
Seeds by region	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Europe, Africa, Mid. East	659	811	- 19	+1	251	286	- 12	+10
NAFTA	880	773	+14	+15	300	243	+23	+24
Latin America	41	66	- 37	- 37	14	33	- 57	- 57
Asia Pacific	96	89	+8	+26	57	50	+13	+30
Total	1,676	1,739	- 4	+7	622	612	+2	+14

Syngenta -- July 24, 2009 / Page 7 of 31

Announcements and Meetings

Third quarter trading statement 2009	23 October 2009
Announcement of 2009 Full Year Results	5 February 2010
First quarter trading statement 2010	15 April 2010
AGM	20 April 2010

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta -- July 24, 2009 / Page 8 of 31

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below.  They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

For the six months ended June 30, (US$ million, except share and per share amounts)	2009	2008
Sales	6,655	7,295
Cost of goods sold	(3,215)	(3,324)
Gross profit	3,440	3,971
Marketing and distribution	(839)	(984)
Research and development	(448)	(460)
General and administrative	(346)	(468)
Restructuring and impairment	(49)	(75)
Operating income	1,758	1,984
Income from associates and joint ventures	2	-
Financial expenses, net	(46)	(37)
Income before taxes	1,714	1,947
Income tax expense	(321)	(422)
Net income	1,393	1,525
Attributable to:
Minority interests	8	6
Syngenta AG shareholders	1,385	1,519
Net income	1,393	1,525
Earnings per share (US$):
Basic	14.87	16.08
Diluted	14.78	15.93
Weighted average number of shares:
Basic	93,179,087	94,474,155
Diluted	93,758,202	95,334,962

All amounts relate to continuing operations.

Syngenta -- July 24, 2009 / Page 9 of 31

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, (US$ million)	2009	2008
Net income	1,393	1,525
Components of other comprehensive income:
Unrealized holding gains/(losses) on available for sale financial assets	(18)	5
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	84	(1)
Foreign currency translation effects	180	192
Income tax relating to other comprehensive income	9	(1)
Total comprehensive income	1,648	1,720
Attributable to:
Minority interests	8	6
Syngenta AG shareholders	1,640	1,714

Syngenta -- July 24, 2009 / Page 10 of 31

Condensed Consolidated Balance Sheet

(US$ million)	June 30, 2009	June 30, 2008	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	1,765	822	803
Trade receivables	4,245	4,927	2,311
Other accounts receivable	432	529	479
Inventories	3,356	2,595	3,456
Derivative financial assets	366	327	376
Other current assets	198	241	195
Total current assets	10,362	9,441	7,620
Non-current assets:
Property, plant and equipment	2,404	2,259	2,188
Intangible assets	3,058	2,912	3,083
Deferred tax assets	516	642	514
Defined benefit pension asset	666	716	628
Derivative financial assets	147	257	152
Other non-current financial assets	333	420	399
Total non-current assets	7,124	7,206	6,964
Total assets	17,486	16,647	14,584
Liabilities and equity
Current liabilities:
Trade accounts payable	(2,743)	(2,771)	(2,240)
Current financial debt	(852)	(790)	(211)
Income taxes payable	(475)	(666)	(322)
Derivative financial liabilities	(389)	(195)	(457)
Other current liabilities	(851)	(914)	(834)
Provisions	(145)	(190)	(170)
Total current liabilities	(5,455)	(5,526)	(4,234)
Non-current liabilities:
Financial debt and other non-current liabilities	(3,425)	(2,393)	(2,869)
Deferred tax liabilities	(721)	(685)	(659)
Provisions	(887)	(1,072)	(921)
Total non-current liabilities	(5,033)	(4,150)	(4,449)
Total liabilities	(10,488)	(9,676)	(8,683)
Equity:
Shareholders’ equity	(6,978)	(6,950)	(5,884)
Minority interests	(20)	(21)	(17)
Total equity	(6,998)	(6,971)	(5,901)
Total liabilities and equity	(17,486)	(16,647)	(14,584)

Syngenta -- July 24, 2009 / Page 11 of 31

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, (US$ million)	2009	2008 (reclassified(1))
Income before taxes	1,714	1,947
Reversal of non-cash items	337	438
Cash (paid)/received in respect of;
Interest and other financial receipts	56	53
Interest and other financial payments	(212)	(231)
Income taxes	(94)	(165)
Restructuring costs	(48)	(82)
Contributions to pension plans, excluding restructuring costs	(59)	(59)
Other provisions	(32)	(50)
Cash flow before change in net current assets	1,662	1,851
Change in net current assets:
Change in inventories	205	56
Change in trade and other accounts receivable and other net current assets	(1,726)	(2,343)
Change in trade and other accounts payable	218	946
Cash flow from operating activities	359	510
Additions to property, plant and equipment	(283)	(168)
Proceeds from disposals of property, plant and equipment	21	10
Purchases of intangible assets	(71)	(55)
Purchases of investments in associates and other financial assets	(10)	(55)
Proceeds from disposals of intangible and financial assets	70	39
Cash flow from disposal of marketable securities	5	39
Acquisitions and divestments	(7)	(41)
Cash flow used for investing activities	(275)	(231)
Increases in third party interest-bearing debt	1,464	972
Repayments of third party interest-bearing debt	(142)	(110)
Sale/(purchase) of treasury shares and options over own shares	26	(388)
Dividends paid	(491)	(452)
Cash flow from financing activities	857	22
Net effect of currency translation on cash and cash equivalents	21	18
Net change in cash and cash equivalents	962	319
Cash and cash equivalents at the beginning of the period	803	503
Cash and cash equivalents at the end of the period	1,765	822

(1)
US$52 million of gains on hedges reported in operating income have been reclassified from change in net current assets to reversal of non-cash items for consistency with the presentation adopted in the consolidated financial statements for the year ended December 31, 2008.

Syngenta -- July 24, 2009 / Page 12 of 31

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Minority interests	Total equity
January 1, 2008	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041
Total comprehensive income for the period				3	192	1,519	1,714	6	1,720
Share based compensation and income tax thereon			35			68	103		103
Dividends paid						(450)	(450)	(2)	(452)
Share repurchases			(440)				(440)		(440)
Cancellation of treasury shares		(143)	727		4	(588)
Other						1	1	(2)	(1)
June 30, 2008	6	3,577	(508)	(151)	728	3,298	6,950	21	6,971

January 1, 2009	6	3,577	(745)	(213)	94	3,165	5,884	17	5,901
Total comprehensive income for the period				110	180	1,350	1,640	8	1,648
Share-based payment and income tax thereon			18			38	56		56
Dividends paid						(491)	(491)		(491)
Share repurchases			(111)				(111)		(111)
Other								(5)	(5)
June 30, 2009	6	3,577	(838)	(103)	274	4,062	6,978	20	6,998

A dividend of CHF 6.00 (US$5.25) (2008: CHF 4.80 (US$4.76)) per share was paid to Syngenta AG shareholders during the period.

Syngenta -- July 24, 2009 / Page 13 of 31

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2009 and 2008 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  They have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and, except as disclosed in Note 3 below, with the accounting policies described in Note 2 to Syngenta’s 2008 annual consolidated financial statements.  Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).  The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 21, 2009.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

Impairment losses recognized on goodwill and available-for-sale equity securities in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors.  Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season.  Because many of Syngenta’s largest markets are in the Northern Hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half.  Collections of trade accounts receivable from customers in these Northern Hemisphere markets largely occur during the second half of the year.  As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Syngenta -- July 24, 2009 / Page 14 of 31

Note 3: Changes in accounting policies

Syngenta has adopted the following new IFRSs in 2009:

IAS 1 (revised September 2007), “Presentation of Financial Statements”.  These condensed consolidated financial statements, including comparative amounts presented therein, have been presented in accordance with the revised standard to include a separate condensed consolidated income statement and a condensed consolidated statement of comprehensive income.  Items presented in the condensed consolidated statement of changes in equity which, in previous periods were described as “gains/(losses) recognized directly in equity”, are now described as components of other comprehensive income and have been presented separately in the condensed consolidated statement of comprehensive income.  These items include unrealized gains and losses on available-for-sale financial assets and on derivatives designated as cash flow hedges, and gains and losses on foreign currency translation effects.  The condensed consolidated statement of changes in equity has been revised to present total comprehensive income and transactions with Syngenta shareholders in their capacity as shareholders.  The above effects of adopting the revised IFRS are presentation changes only and do not change Syngenta’s reported results, financial position or cash flows.

IAS 23 (revised March 2007) “Borrowing Costs” requires borrowing costs directly attributable to the construction of qualifying assets to be capitalized as part of the cost of those assets.  Qualifying assets include property, plant and equipment constructed and intangible assets for computer software developed in projects that will take more than 12 months to complete.  The adoption of this IFRS did not have a material impact on Syngenta’s condensed consolidated financial statements.

IFRIC 13, “Customer Loyalty Programmes” requires loyalty award credits granted to customers as part of a sales transaction to be accounted for as a component of the related sale.  The adoption of this Interpretation did not have a material impact on Syngenta’s condensed consolidated financial statements.

The following IFRSs adopted in 2009 had no impact on Syngenta’s condensed consolidated financial statements:

•	“Improvements to IFRSs” issued May 2008

•	Amendments to IAS 32 & IAS 1, “Puttable Financial Instruments and Obligations arising on Liquidation”, issued in February 2008

•	“Vesting Conditions and Cancellations”, an amendment to IFRS 2 “Share Based Payment”, issued in January 2008

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

Syngenta -- July 24, 2009 / Page 15 of 31

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2009

During the six months ended June 30, 2009, Syngenta completed three small acquisitions and three small divestitures, none of which were material either individually or in the aggregate.

On May 1, 2009 Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

Year ended December 31, 2008

On November 10, 2008, Syngenta purchased 100 percent of SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower.  On November 19, 2008 Syngenta acquired 100 percent of Goldsmith Seeds, Inc. (Goldsmith).  Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc.  Chrysanthemums are one of the top five selling pot and garden flowers in the global industry.

The following amounts have been recognized in the consolidated financial statements in respect of these acquisitions at the acquisition date:

(US$ million)	Carrying amount	Fair value adjustments (provisional)	Fair values (provisional)
Trade receivables	12	-	12
Inventories	31	-	31
Property, plant and equipment	14	-	14
Intangible assets	-	90	90
Trade accounts payable	(14)	-	(14)
Other	17	(8)	9
Net assets acquired	60	82	142
Purchase price			143
Goodwill			1

Total cash paid to date for these three acquisitions is US$143 million including US$4 million of direct acquisition costs.  Because of the nature and location of the assets acquired and liabilities assumed with two of the acquisitions, and the need to develop and implement IFRS accounting processes in acquired companies that did not use IFRS prior to acquisition, the purchase accounting process for those acquisitions is not yet complete.  The determination of fair values at acquisition date of identifiable assets and liabilities, and in one case the cost of acquisition, are subject to finalization.  The combined amount of goodwill and purchase accounting adjustments still to be completed at June 30, 2009, was US$60 million (December 31, 2008: US$96 million).  This amount has been presented within Intangible assets in the above table and in the condensed consolidated balance sheet.

Syngenta -- July 24, 2009 / Page 16 of 31

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made during 2007, Syngenta acquired a further 1.3 percent of SIL’s share capital in January 2008.  The total shareholding of Syngenta in SIL increased to 96.3 percent.

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co Ltd, which specializes in the production and sale of high-quality, high-yielding corn seeds. The purchase price was US$36 million.

Note 5: Segmental information

For the six months ended June 30, 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	4,974	1,676	5	-	6,655
Segment sales – other segments	26	-	-	(26)	-
Segment sales	5,000	1,676	5	(26)	6,655
Cost of goods sold	(2,349)	(911)	(1)	46	(3,215)
Gross profit	2,651	765	4	20	3,440
Marketing and distribution	(558)	(277)	(4)	-	(839)
Research and development	(239)	(175)	(34)	-	(448)
General and administrative	(265)	(71)	(10)	-	(346)
Restructuring and impairment	(28)	(23)	2	-	(49)
Operating income/(loss)	1,561	219	(42)	20	1,758
Income from associates and joint ventures					2
Financial expense, net					(46)
Income before taxes					1,714
Total assets	11,465	3,420	110	2,491 (2)	17,486

For the six months ended June 30, 2008 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	5,536	1,739	20	-	7,295
Segment sales – other segments	18	-	-	(18)	-
Segment sales	5,554	1,739	20	(18)	7,295
Cost of goods sold	(2,401)	(950)	(12)	39	(3,324)
Gross profit	3,153	789	8	21	3,971
Marketing and distribution	(681)	(299)	(4)	-	(984)
Research and development	(268)	(163)	(29)	-	(460)
General and administrative	(355)	(104)	(9)	-	(468)
Restructuring and impairment	(37)	(13)	(25)	-	(75)
Operating income/(loss)	1,812	210	(59)	21	1,984
Financial expense, net					(37)
Income before taxes					1,947
Total assets	11,497	3,118	115	1,917 (2)	16,647

All amounts relate to continuing operations.

(1) Intersegment elimination
(2) Unallocated assets

Syngenta -- July 24, 2009 / Page 17 of 31

Note 6: General and administrative

General and administrative includes gains of US$19 million (2008: US$nil) on disposals of property, plant and equipment and subsidiaries and US$23 million (2008: US$nil) on cash flow hedges reclassified from other comprehensive income in connection with the income statement recognition of the related hedged transactions.

Note 7: Restructuring and impairment before taxes

For the six months ended June 30, (US$ million)	2009		2008
Reversal of inventory step-up (in cost of goods sold)		(1)		(6)
Restructuring costs:
Write-off or impairment:
Property, plant and equipment	(5)		(4)
Intangible assets	1		(11)
Non-cash pension restructuring charges	(2)		(1)
Total non-cash restructuring and impairment costs	(6)		(16)

Cash costs:
Operational efficiency programs	(33)		(25)
Seeds integration	(7)		(8)
Other	(5)		(1)
Total cash restructuring costs	(45)		(34)

Impairment and disposal of financial assets	2		(25)
		(49)		(75)
Total restructuring and impairment		(50)		(81)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation plans.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Syngenta -- July 24, 2009 / Page 18 of 31

Six months ended June 30, 2009

Charges for the Operational Efficiency program announced in February 2007, were US$19 million for Crop Protection and US$14 million for Seeds and consisted mainly of continuing costs for restructuring of IS and standardization and consolidation of back office operations.

US$7 million of costs were incurred during the six months ended June 30, 2009 for integration activity relating to the acquisitions made during 2007 and 2008.

Impairment of property, plant and equipment consists of the impairment of a site in the US. US$1 million of impairment was reversed on intangible assets, relating to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.  US$2 million of impairment and disposal of financial assets consists of US$8 million of impairments of available-for-sale investments, net of US$10 million of recycling of gains on the disposal of Sakata Seeds Corp. (see Note 4).

Reversal of inventory step up included in cost of goods sold for the six months ended June 30, 2009 relates to the Zeraim Gedera acquisition.

Six months ended June 30, 2008

During the six months ended June 30, 2008, Syngenta continued to incur costs associated with the Operational Efficiency program announced in 2004.  While no further initiatives were announced under this program in 2008, charges of US$6 million were incurred relating to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the rationalization and relocation of Research and Technology sites announced in 2004.

During the six months ended June 30, 2008, US$7 million in cash costs were incurred by Crop Protection under the second Operational Efficiency program announced in February 2007 including US$6 million relating to the restructuring of the Development function.  Headquarter and IS restructuring activity incurred costs of US$3 million and cash costs in Seeds totaled approximately US$3 million.  In addition, during the six months ended June 30, 2008, US$6 million was spent on a project to enable further back office standardization and consolidation.

Impairments of US$11 million on intangible assets for the six months ended June 30, 2009 largely related to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.  The US$25 million financial asset impairment largely reflected the significant fall in the share price of Verenium (previously Diversa Corporation).

Reversal of inventory step up included in cost of goods sold for the six months ended June 30, 2008 related to the Zeraim Gedera acquisition.

Syngenta -- July 24, 2009 / Page 19 of 31

Note 8: Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the six months ended June 30, 2009 and 2008:

For the six months ended June 30, (US$ million)	2009	2008
Depreciation, amortization and impairment of:
Property, plant and equipment	117	128
Intangible assets	111	103
Financial assets	(2)	25
Gain on disposal of non-current assets	(15)	-
Charge in respect of share based compensation	30	25
Charges in respect of provisions	62	120
Net financial expenses	46	37
Gains on hedges reported in operating income	(10)	-
Share of income from associates	(2)	-
Total	337	438

Note 9: Principal currency translation rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact business performance.  The principal currencies and exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

		Average
		six months ended June 30,		June 30,	June 30,	December 31,
Per US$		2009	2008	2009	2008	2008
Brazilian real	BRL	2.25	1.72	1.95	1.60	2.33
Swiss franc	CHF	1.12	1.06	1.08	1.02	1.06
Euro	EUR	0.75	0.66	0.71	0.63	0.71
British pound	GBP	0.68	0.50	0.60	0.50	0.69

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta -- July 24, 2009 / Page 20 of 31

Note 10: Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2009

In February and March 2009, Syngenta entered into forward contracts to purchase a total of 550,000 of its own shares for settlement in September and October 2009 at fixed prices in CHF equivalent to US$121 million at the June 30, 2009 exchange rate. Shares acquired will be used to meet the future requirements of share based payment plans.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2008 annual consolidated financial statements.

In June 2009, Syngenta issued a Eurobond with a principal amount of EUR500 million, a maturity of June 2014 and a coupon rate of 4.0 percent.

Six months ended June 30, 2008

In the first six months of 2008, Syngenta repurchased 1,521,408 of its own shares at a cost of US$440 million. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

In April 2008, Syngenta issued a Swiss franc domestic bond with a principal amount of CHF 500 million, a maturity of April 2013 and a coupon rate of 3.375 percent.

Note 11: Commitments and contingencies

(US$ million)	June 30, 2009	December 31, 2008
Commitments for the purchase of:
Property, plant and equipment	173	172
Raw materials	2,660	2,078
Other commitments	333	362
Total	3,166	2,612

Note 12: Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta -- July 24, 2009 / Page 21 of 31

SUPPLEMENTARY FINANCIAL INFORMATION

Financial Summary

	Ex Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the six months ended June 30, (US$ million)	2009	2008	2009	2008	2009	2008
Sales	6,655	7,295	-	-	6,655	7,295
Gross profit	3,441	3,977	(1)	(6)	3,440	3,971
Marketing and distribution	(839)	(984)	-	-	(839)	(984)
Research and development	(448)	(460)	-	-	(448)	(460)
General and administrative	(346)	(468)	-	-	(346)	(468)
Restructuring and impairment	-	-	(49)	(75)	(49)	(75)
Operating income	1,808	2,065	(50)	(81)	1,758	1,984
Income before taxes	1,764	2,028	(50)	(81)	1,714	1,947
Income tax expense	(333)	(446)	12	24	(321)	(422)
Net income	1,431	1,582	(38)	(57)	1,393	1,525
Attributable to minority interests	8	6	-	-	8	6
Attributable to Syngenta AG shareholders:	1,423	1,576	(38)	(57)	1,385	1,519
Earnings/(loss) per share(2)
- basic	$15.27	$16.68	$(0.40)	$(0.60)	$14.87	$16.08
- diluted	$15.18	$16.53	$(0.40)	$(0.60)	$14.78	$15.93

	2009	2008	2009 CER(3)
Gross profit margin excluding restructuring and impairment	51.7%	54.5%	53.2%
EBITDA(4)	2,033	2,282
EBITDA margin	30.5%	31.3%	32.1%
Tax rate on results excluding restructuring and impairment	19%	22%
Free cash flow(5)	79	240
Trade working capital to sales(6)	44%	44%
Debt/Equity gearing(7)	32%	29%
Net debt(7)	2,203	2,005

(1)
For further analysis of restructuring and impairment charges, see Note 7 on page 18.  Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2009 basic EPS 93,179,087 and diluted 93,758,202; for 2008 basic EPS 94,474,155 and diluted EPS 95,334,962.

(3)	For a description of CER see Appendix A on page 26.

(4)	EBITDA is defined in Appendix B on page 26.

(5)	For a description of free cash flow, see Appendix E on page 28.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 28.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 29.

Syngenta -- July 24, 2009 / Page 22 of 31

Half Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended June 30,
(US$ million)	2009	2008	CER %
Third party sales	6,655	7,295	+2
Gross profit	3,441	3,977	- 1
Marketing and distribution	(839)	(984)	+7
Research and development	(448)	(460)	- 7
General and administrative	(346)	(468)	+15
Operating income	1,808	2,065	+4
EBITDA(1)	2,033	2,282	+4
EBITDA (%)	30.5	31.3

Crop Protection (US$ million)
Total sales	5,000	5,554	+1
Inter-segment elimination	(26)	(18)	n/a
Third party sales	4,974	5,536	-
Gross profit	2,651	3,153	- 3
Marketing and distribution	(558)	(681)	+11
Research and development	(239)	(268)	- 1
General and administrative	(265)	(355)	+13
Operating income	1,589	1,849	+2
EBITDA(1)	1,739	2,019	+1
EBITDA (%)	34.8	36.3

Seeds (US$ million)
Third party sales	1,676	1,739	+7
Gross profit	766	795	+7
Marketing and distribution	(277)	(299)	- 2
Research and development	(175)	(163)	- 15
General and administrative	(71)	(104)	+24
Operating income	243	229	+24
EBITDA(1)	314	272	+31
EBITDA (%)	18.7	15.6

Business Development (US$ million)
Third party sales	5	20	n/a
Gross profit	4	8	- 57
Marketing and distribution	(4)	(4)	+4
Research and development	(34)	(29)	- 21
General and administrative	(10)	(9)	n/a
Operating (loss)	(44)	(34)	n/a
EBITDA(1)	(40)	(30)	n/a
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 27

Syngenta -- July 24, 2009 / Page 23 of 31

Half Year Product Line and Regional Sales

Syngenta	For the six months ended June 30,
(US$ million)	2009	2008	Actual %	CER %
Crop Protection	5,000	5,554	- 10	+1
Seeds	1,676	1,739	- 4	+7
Business Development	5	20	- 74	- 74
Inter-segment elimination	(26)	(18)	-	-
Third Party Sales	6,655	7,295	- 9	+2

Crop Protection
Product line
Selective Herbicides	1,615	1,679	- 4	+8
Non-selective Herbicides	691	739	- 6	+3
Fungicides	1,356	1,649	- 18	- 7
Insecticides	673	779	- 14	- 3
Seed Care	392	388	+1	+10
Professional Products	225	289	- 22	- 18
Others	48	31	+53	+68
Total	5,000	5,554	- 10	+1
Regional
Europe, Africa and Middle East	1,810	2,250	- 20	- 3
NAFTA	1,882	1,850	+2	+9
Latin America	550	698	- 21	- 21
Asia Pacific	758	756	-	+12
Total	5,000	5,554	- 10	+1

Seeds
Product line
Corn and Soybean	843	814	+4	+10
Diverse Field Crops	304	353	- 14	+7
Vegetables and Flowers	529	572	- 8	+2
Total	1,676	1,739	- 4	+7
Regional
Europe, Africa and Middle East	659	811	- 19	+1
NAFTA	880	773	+14	+15
Latin America	41	66	- 37	- 37
Asia Pacific	96	89	+8	+26
Total	1,676	1,739	- 4	+7

Syngenta -- July 24, 2009 / Page 24 of 31

Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter
(US$ million)	2009	2008	Actual %	CER %
Crop Protection	2,415	2,880	- 16	- 7
Seeds	622	612	+2	+14
Business Development	4	18	- 74	- 74
Inter-segment elimination	(8)	(4)	-	-
Third Party Sales	3,033	3,506	- 13	- 4

Crop Protection
Product line
Selective Herbicides	814	904	- 10	+1
Non-selective Herbicides	362	434	- 17	- 9
Fungicides	634	873	- 27	- 18
Insecticides	318	375	- 15	- 6
Seed Care	135	135	-	+10
Professional Products	115	143	- 20	- 16
Others	37	16	+123	+147
Total	2,415	2,880	- 16	- 7
Regional
Europe, Africa and Middle East	823	1,134	- 27	- 12
NAFTA	989	1,060	- 7	- 1
Latin America	262	318	- 18	- 18
Asia Pacific	341	368	- 7	+2
Total	2,415	2,880	- 16	- 7

Seeds
Product line
Corn and Soybean	213	194	+10	+19
Diverse Field Crops	155	151	+2	+25
Vegetables and Flowers	254	267	- 5	+4
Total	622	612	+2	+14
Regional
Europe, Africa and Middle East	251	286	- 12	+10
NAFTA	300	243	+23	+24
Latin America	14	33	- 57	- 57
Asia Pacific	57	50	+13	+30
Total	622	612	+2	+14

Syngenta -- July 24, 2009 / Page 25 of 31

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the six months ended June 30, (US$ million)	2009	2008
Net income attributable to Syngenta AG shareholders	1,385	1,519
Minority interests	8	6
Income tax expense	321	422
Financial expenses, net	46	37
Pre-tax restructuring and impairment	50	81
Depreciation, amortization and other impairment	223	217
EBITDA	2,033	2,282

Syngenta -- July 24, 2009 / Page 26 of 31

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the six months ended June 30, 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	5,000	2,651	1,589	1,739
Seeds	1,676	766	243	314
Business Development	5	4	(44)	(40)
Total	6,681	3,421	1,788	2,013
Inter-segment elimination(1)	(26)	20	20	20
Total 3rd party	6,655	3,441	1,808	2,033

For the six months ended June 30, 2008 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	5,554	3,153	1,849	2,019
Seeds	1,739	795	229	272
Business Development	20	8	(34)	(30)
Total	7,313	3,956	2,044	2,261
Inter-segment elimination(1)	(18)	21	21	21
Total 3rd party	7,295	3,977	2,065	2,282

(1)    Crop Protection inter-segment sales to Seeds.

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the six months ended June 30, 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination	Total
EBITDA	1,739	314	(40)	20	2,033
Depreciation, amortization & impairment	(155)	(64)	(4)		(223)
Income from associates & joint ventures	5	(7)	-		(2)
Operating income excl. restructuring & impairment	1,589	243	(44)	20	1,808
Restructuring & impairment(2)	(28)	(24)	2		(50)
Operating income	1,561	219	(42)	20	1,758

For the six months ended June 30, 2008 (US$ million)	Crop Protection	Seeds	Business Development	Elimination	Total
EBITDA	2,019	272	(30)	21	2,282
Depreciation, amortization & impairment	(170)	(43)	(4)		(217)
Operating income excl. restructuring & impairment	1,849	229	(34)	21	2,065
Restructuring & impairment(2)	(37)	(19)	(25)		(81)
Operating income	1,812	210	(59)	21	1,984

(2)   Including reversal of inventory step-up included in Cost of goods sold.

Syngenta -- July 24, 2009 / Page 27 of 31

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating and investing activities, except investments in and proceeds from marketable securities.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months ended June 30, (US$ million)	2009	2008
Cash flow from operating activities	359	510
Cash flow used for investing activities	(275)	(231)
Cash flow from marketable securities	(5)	(39)
Free cash flow	79	240

Appendix F: Period end trade working capital

The following table provides detail of trade working capital at the periods ended June 30, 2009 and 2008 as a percentage of twelve-month sales:

(US$ million)	2009	2008
Inventories	3,356	2,595
Trade accounts receivable	4,245	4,927
Trade accounts payable	(2,743)	(2,771)
Net trade working capital	4,858	4,751
Twelve-month sales	10,984	10,846
Trade working capital as percentage of sales (%)	44%	44%

Syngenta -- July 24, 2009 / Page 28 of 31

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the six months ended June 30, (US$ million)	2009	2008
Opening balance at January 1	1,886	1,385
Debt acquired with business acquisitions and other non-cash items	(65)	28
Foreign exchange effect on net debt	(4)	(8)
Purchase/(sale) of treasury shares	(26)	388
Dividends paid	491	452
Free cash flow	(79)	(240)
Closing balance as at June 30	2,203	2,005

Components of closing balance:
Cash and cash equivalents	(1,765)	(822)
Marketable securities(1)	(2)	(65)
Current financial debt	852	790
Non-current financial debt(2)	3,206	2,325
Financing-related derivatives(3)	(88)	(223)
Closing balance as at June 30	2,203	2,005

(1)	Long-term marketable securities are included in Other non-current financial assets. Short-term marketable securities are included in Other current assets.

(2)	Included within Financial debt and other non-current liabilities.

(3)	Included within Other non-current financial assets and Financial debt and other non-current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio as at the periods ended June 30, 2009 and 2008:

(US$ million)	2009	2008
Net debt	2,203	2,005
Shareholders’ equity	6,978	6,950
Debt/Equity gearing ratio (%)	32%	29%

Syngenta -- July 24, 2009 / Page 29 of 31

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
AGRISURETM	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	Global premium flowers brand
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia

Syngenta -- July 24, 2009 / Page 30 of 31

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.
Syngenta -- July 24, 2009 / Page 31 of 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	July 24, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal &Taxes